FORM OF
EXPENSE LIMITATION AGREEMENT

Legg Mason Partners Fund Advisor, LLC
100 International Drive
Baltimore, Maryland 21202

Legg Mason Global Asset Management Trust
100 International Drive
Baltimore, Maryland 21202

Re:	[ ] Fund - Fee Waiver and Expense Cap Agreement

Ladies and Gentlemen:

Legg Mason Partners Fund Advisor, LLC (“LMPFA”) hereby agrees that it will waive its compensation (and, to the extent necessary, bear other expenses) through December 31, 2010, to the extent that expenses of the [________] Fund (the “Fund”) (exclusive of taxes, interest, brokerage, dividend expense on short sales and extraordinary expenses) would exceed an annual rate of [__]% (“Fee Limitation”).

For purposes of determining any such waiver or expense reimbursement, expenses of a class of the Fund shall not reflect the application of any custodial, transfer agency or other credits or expense offset arrangements that may reduce the portfolio’s expenses or arrangements with any broker-dealer to apply a portion of the commission or mark-up on any portfolio trade to the payment of any of the portfolio’s other expenses.

If on any day during which LMPFA is the investment manager, the estimated annualized operating expenses of the Fund for that day are less than the operating expense limit described above, LMPFA shall be entitled to reimbursement by the Fund of the investment management fees waived or reduced and other payments remitted by LMPFA on behalf of the Fund pursuant to this expense limitation (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, to the extent that the Fund’s annualized operating expenses plus the amount so reimbursed is less than or equals, for such day, the operating expense limit provided for above, provided that such amount paid to LMPFA will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

In addition, [_________] (“[subadviser]”) hereby agrees with LMPFA and the Fund that it will waive its compensation or bear expenses with respect to the Fund in proportion to the portion of the management fee that it receives from LMPFA prior to waivers. As an illustration, if [subadviser] receives 90% of the total management fee paid by the Fund, then [subadviser] will bear 90% of any waiver of compensation or expense reimbursement.

In the event the Fund is reorganized, merged or combined with another fund, the parties will consider the impact that such transaction will have on their respective obligations hereunder,

including without limitation LMPFA's obligation to waive its compensation and any potential obligation the Fund may have to reimburse LMPFA for any Reimbursement Amounts.

We understand that you will rely on this agreement in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes, in the preparation and filing of the Securities and Exchange Commission Form N-1A Registration Statement for the Fund, and we expressly permit you to do so.

This arrangement may not be terminated nor may the Fee Limitation be increased without agreement by LMPFA and Legg Mason Global Asset Management Trust’s Board of Trustees. The Fee Limitation may, however, be decreased by LMPFA at any time without the approval of Legg Mason Global Asset Management Trust’s Board of Trustees.

Legg Mason Partners Fund Advisor, LLC		[subadviser]

By:		By:
	[________]		[_________]
	[________]		[_________]

Agreed and Accepted:

Legg Mason Global Asset Management Trust

By:
[________]
[________]